ArkHAUS, Inc.

Financial Statements

December 31, 2021 and 2020

Independent Auditors' Report

To the Board of Directors
ArkHAUS Inc.

Opinion

We have audited the accompanying financial statements of ArkHAUS Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ArkHAUS Inc. as of December 31, 2021 and 2020, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ArkHAUS, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ArkHAUS, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ArkHAUS, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ArkHAUS, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Woodcliff Lake, NJ
July 25, 2022

ArkHAUS, Inc.

Balance Sheets

	December 31, 2021	December 31, 2020
ASSETS		
Current Assets		
Cash held by related party	$ 48,656	$ -
Other Assets		
Deposits on lifetime memberships	25,599	-
Deposits on purchase of equipment	40,000	-
Total Other Assets	65,599	-
	$ 114,255	$ -
LIABILITIES AND SHAREHOLDER'S DEFICIT		
Current Liabilities		
Advances from related party	$ 97,331	$ -
Other Liabilities		
Membership deposits payable	100,716	-
Total Liabilities	198,047	-
Shareholder's Deficit		
Common stock - $0.00001 par value; 12,000,000 shares authorized; 9,764,267 shares issued and outstanding	98	-
Preferred stock - $0.00001 par value; 1,500,000 shares authorized; 0 shares issued and outstanding	-	-
Accumulated deficit	(83,890)	-
Total Shareholders' Deficit	(83,792)	-
	$ 114,255	$ -

See Notes to Financial Statements

ArkHAUS, Inc.

Statements of Operations

	Year Ended December 31, 2021	2020
REVENUE	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising	31,948	-
Management fees	19,722	-
Professional fees	2,525	-
Other expenses	3,136	-
Cryptocurrency impairment	26,559	-
Total General and Administrative Expenses	83,890	-
Net Loss	$ (83,890)	$ -

See Notes to Financial Statements

ArkHAUS, Inc.

Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2021 and 2020

	Common Stock	Preferred Stock	Accumulated Deficit
Balance - January 1, 2020	$ -	$ -	$ -
Balance - December 31, 2020	-	-	-
Stock issuance	98	-	-
Net Loss	-	-	(83,890)
Balance - December 31, 2021	$ 98	$ -	$ (83,890)

See Notes to Financial Statements

ArkHAUS, Inc.

Statement of Cash Flows

	Year Ended December 31, 2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (83,890)	$ -
Adjustment to reconcile net loss to cash flows from operating activities		
Cryptocurrency impairment	26,559	
Change in operating assets and liabilities		
Deposits on lifetime memberships	(52,158)	
Membership deposits payable	100,716	-
Net Cash from Operating Activities	(8,773)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposits on purchase of equipment	(40,000)	-
Issuance of Common stock	98	-
Net Cash from Investing Activities	(39,902)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from related party, net	48,675	-
Net Change in Cash	-	-
CASH		
Beginning of period	-	-
End of period	$ -	$ -

See Notes to Financial Statements

1. Nature of Business

ArkHAUS Inc. (the "Company") was incorporated in the State of Delaware on November 16, 2021. The Company is a lifestyle membership club on water, coming to Miami in 2022, before expanding globally. The Company was initially created by Saintly Corporation, under the business line of CSTM HAUS, a multifaceted hospitality business offering coworking, event space and private lounge memberships.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company follows U.S. GAAP revenue recognition guidance which provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

The Company recognizes revenue in an amount that reflects the consideration that is expected to be received for products when the performance obligation is satisfied by transferring control of those promised products to its customer. U.S. GAAP defines a five-step process to recognize revenue that requires judgment and estimates, including identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when or as the performance obligation is satisfied. The Company sells lifestyle membership, generally collecting customer payments upfront, so the primary performance obligation is satisfied over time throughout the length of the membership. For the years ended December 31, 2021 and 2020 the Company has not recognized any revenue as memberships have not commenced.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, adjustments for prior year's taxes, and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period of enactment.

2. Summary of Significant Accounting Policies (*continued*)

Income Taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. There is no income tax provision for the Company for the years ending December 31, 2021 and 2020, as the Company had no taxable income.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Deposits on Lifetime Memberships

Deposits on lifetime memberships are received and held by the Company in cryptocurrency. U.S. GAAP guidance, Accounting for the Impairment or Disposal of Long-lived Assets requires long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, impairment would then be measured as the difference between the fair value of the asset and its carrying value to determine the amount of the impairment. The Company performed a quantitative test for impairment for the year ended December 31, 2021 and concluded that the cryptocurrency held by the Company is impaired, see Note 4.

Advertising Costs

The Company expenses advertising and promotional costs as incurred. Advertising costs for the years ended December 31, 2021 and 2020 amounted to $31,948 and $0.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through July 25, 2022, the date that the financial statements were available to be issued.

3. Related Party Transactions

Cash Held by Related Party

In December 2021 the Company purchased the assets of Saintly Corporation, an entity with common ownership. Prior to the sale and through December 31, 2021, Saintly Corporation managed all cash activity, as the Company did not open a separate bank account until subsequent to December 31, 2021. At December 31, 2021 and 2020 Saintly Corporation held $48,656 and $0 of cash due to the Company.

3. Related Party Transactions (*continued*)

Advances from Related Party

Advances from related party represent amounts paid by Saintly Corporation on behalf of the Company. Saintly Corporation paid for $57,331 and $0 of operating expenses related to December 31, 2021 and 2020. They also paid for $40,000 in deposits as discussed in the next paragraph. The advances bear no interest and are due on demand. The balance due to Saintly from the Company as of December 31, 2021 and 2020 was $97,331 and $0.

Deposits on Purchase of Equipment

Deposits consist of payments totaling $40,000 made on behalf of the Company for the construction of four livable yachts expected to be used in the operations of the Company. The deposits will be applied to the first payment due under the contract once construction begins or will be refunded in full if a contract for construction is not signed by August 31, 2022.

4. Deposits on Lifetime Memberships

The Company is periodically auctioning off a fixed amount of lifetime memberships to the highest bidder. Auction winners provide payment for these lifetime memberships to the Company in cryptocurrency. As of December 31, 2021 and 2020 the Company held cryptocurrency at a cost of $52,158 and $0. This amount is refundable to the customers should the Company become unable to satisfy the contract. Cryptocurrency is traded in a volatile market and prices can change significantly over short periods of time. Therefore, the Company bears the risk that the value of the cryptocurrency decreases below cost and therefore below the amount refundable. The Company recorded a cryptocurrency impairment of $26,559 and $0 on the statements of operations and accumulated deficit for the years ended December 31, 2021 and 2020.

5. Membership Deposits Payable

The Company has collected membership subscriptions in advance. These payments are refundable to the customers until the Company begins providing the membership services promised in the contracts. As of December 31, 2021 and 2020, refundable member deposits totaled $100,716 and $0 and are classified as current liabilities on the balance sheets.

6. Income Taxes

As of December 31, 2021 and 2020 the Company has a net operating loss carryforward of approximately $57,000 and $0. Accordingly, the Company recorded a federal deferred tax asset of $12,040 and $0 as of December 31, 2021 and 2020 representing the net operating loss carryforward. This deferred tax asset is offset by a 100% valuation allowance recorded by the Company during the year ended December 31, 2021.

7. Stockholders' Equity

Company Formation

The Company was incorporated in the State of Delaware on November 16, 2021. Upon incorporation, the Company authorized the issuance of up to 1,000 shares of common stock at a par value of $0.00001 per share. On December 6, 2021, the Company amended its articles of incorporation to approve the issuance of up to 12,000,000 shares of common stock and 1,500,000 shares of preferred stock. The par value of the stock remained at $0.00001 per share. As of December 31, 2021 and 2020, no shares of preferred stock have been issued or are outstanding.

Crowdfunding Offering

In February 2022, the Company began offering (the "Crowdfunded Offering") up to $1,070,000 in Series Seed Preferred Stock at $1.50 per share, with the first $250,000 of investments offered at a price of $1.25 per share. The Company was attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company was required to receive commitments from investors totaling the minimum amount by the offering deadline of April 15, 2022 in order to receive any funds. The Company met this minimum, raising $317,390 by the deadline.

The Crowdfunded Offering was being made through OpenDeal Portal LLC (the "Intermediary" or "Republic"). According to the amendment to the Republic Regulation Crowdfunding Offering Agreement dated February 11, 2022, the Intermediary was entitled to receive a 5% commission fee and 1% of the securities issued in this offering.

8. COVID-19 Pandemic

The Company's operations could be affected by the recent and ongoing outbreak of the coronavirus disease (COVID-19), which was declared a pandemic by the World Health Organization in March 2020. COVID-19 remains a rapidly evolving situation. The full duration and extent of the impact of COVID-19 on the Company and financial results will depend on future developments, including the duration and spread of the outbreak within the markets in which the Company operates, which is highly uncertain. Therefore, the full extent of any adverse impact on the results of operations, financial position and cash flows in 2022 and beyond cannot be reasonably estimated at this time.

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